Exhibit 99.31

NuRAN Wireless Inc.

FORM 51-102F3

Material Change Report

Item 1: Name and Address of Company

NuRAN Wireless Inc. (the “Company” or “NuRAN”)

2150 Cyrille-Duquet

Quebec, QC G1N 2G3

Item 2: Date of Material Change

November 29, 2023

Item 3: News Release

A news release was issued and disseminated on December 4, 2023 and filed on SEDAR at www.sedarplus.ca, a copy of which is attached hereto as Schedule “A”.

Item 4: Summary of Material Change

The Company announced it has amended the terms of the factoring agreement dated August 28, 2023. The Company sold Receivables valued at $1.425 million for proceeds of $865,000 consisting of: (i) a cash payment of $215,000 that have been received by the Company; and (ii) a cash payment $650,000 on or before December 31, 2023 for the purpose of funding working capital requirements leading up to the finalisation of other loans. Included in the Amendment, the factoring company agreed to extend various deadlines until January 31, 2024. Furthermore, pursuant to the Amendment, if the Company chooses to satisfy the Recourse Account by issuing Units, which is entirely at the discretion of the Company, the deemed price per Unit will be $0.225 per Unit and the warrant exercise price will be $0.25. Finally, the Amendment adjusted the timing and quantum of the Fee Shares (as defined in the Company’s news release dated August 28, 2023) so that the remaining balance of 1,300,000 Fee Shares has increased to 1,900,000, 1,000,000 of which will be issued on or before January 31, 2024, and the remainder will be issued on or before March 15, 2024. The Fee Shares will be subject to a statutory hold period in Canada of four months and a day from issuance.

Item 5.1: Full Description of Material Change

See attached news release at Schedule “A” to this report.

Item 5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102 (Confidentiality)

Not applicable.

Item 7: Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8: Executive Officer

For additional information with respect to this material change, the following person may be contacted:

NuRAN Wireless Inc.

Francis Letourneau, Director and CEO

info@nuranwireless.com
Tel: (418) 264-1337

Item 9: Date of Report

This report is dated as of September 26, 2025

SCHEDULE “A”

Please see attached.

For Immediate release

NuRAN Provides Corporate Update

●	Bridge Loan Extension

●	Updated factoring agreement

●	Extending Secured Convertible Debentures

Quebec, QC, Canada, December 4, 2023 – NuRAN Wireless Inc. (“NuRAN” or the “Company”) (CSE: NUR) (OTC: NRRWF) (FSE: 1RN), a leading supplier of mobile and broadband wireless infrastructure solutions, provides the following corporate update on business:

Extension of Bridge Loan for US$1.5 Million

NuRAN is pleased to announce that it has received an extension from the US based institution that provided the bridge loan (as announced on April 4, 2023 and April 24, 2023) that it has agreed to extend the bridge loan until October 21, 2024 to allow the Company sufficient time to complete other financing aimed at building out NaaS infrastructure. As consideration, the Company has agreed to increase the principal amount on the loan by 10% as an extension fee and issue the lender 5,000,000 share purchase warrants to replace the existing warrants held by the lender, with each warrant exercisable to acquire a share of the Company at an exercise price of $0.25 for a period of two years. In addition, the Company has agreed to add a conversion feature to the loan, at $0.225 per common shares of the Company. Any securities issuable upon exercise of these warrants or conversion of the loan will be subject to a statutory hold period of four months and one day.

Update on the Factoring Agreement.

NuRAN is pleased to announce that it has amended the terms of the factoring agreement dated August 28, 2023 (the “Amendment”). Pursuant to the Amendment, the Company has sold Receivables (as defined in the Company’s news release dated August 28, 2023) valued at $1.425 million for proceeds of $865,000 consisting of: (i) a cash payment of $215,000 that have been received by the Company; and (ii) a cash payment $650,000 on or before December 31, 2023 for the purpose of funding working capital requirements leading up to the finalisation of other loans. Included in the Amendment, the factoring company agreed to extend various deadlines until January 31, 2024. Furthermore, pursuant to the Amendment, if the Company chooses to satisfy the Recourse Account (as defined in the Company’s news release dated August 28, 2023) by issuing Units (as defined in the Company’s news release dated August 28, 2023), which is entirely at the discretion of the Company, the deemed price per Unit will be $0.225 per Unit and the warrant exercise price will be $0.25. Finally, the Amendment adjusted the timing and quantum of the Fee Shares (as defined in the Company’s news release dated August 28, 2023) so that the remaining balance of 1,300,000 Fee Shares has increased to 1,900,000, 1,000,000 of which will be issued on or before January 31, 2024, and the remainder will be issued on or before March 15, 2024. The Fee Shares will be subject to a statutory hold period in Canada of four months and a day from issuance.

Update on the Secured Convertible Debentures

NuRAN is also pleased to announce that the holders of its convertible secured debentures issued in August 2023 have agreed to waive certain rights pursuant to the debentures, including relating to events of default and extending those deadlines to February 28, 2024. As consideration to these debenture holders, the Company has agreed to a new conversion price of $0.225 per unit, with each unit comprised of one common share and three quarters (3/4) of one warrant, with each whole warrant exercisable to acquire an additional common share at a price of $0.25 until August 28, 2026. As additional consideration to the debenture holders, the Company has agreed to issue 120,000 common shares, which are subject to a statutory hold period in Canada of four months and a day.

About NuRAN Wireless:

NuRAN Wireless is a leading rural telecommunications company that meets the growing demand for wireless network coverage in remote and rural regions around the globe. With its affordable and innovative scalable solutions of 2G, 3G, and 4G technologies, NuRAN Wireless offers a new possibility for more than one billion people to communicate effectively over long distances efficiently and affordably. “Bridging the Digital Divide, One Connection at a Time.”

Additional Information:

For further information about NuRAN Wireless: www.nuranwireless.com

Francis Létourneau,

Director and CEO

Francis.letourneau@nuranwireless.com
Tel: (418) 264-1337

Frank Candido

Investor relations

Frank.candido@nuranwireless.com

Tel: (514) 969-5530

Forward Looking Statements

This news release contains forward-looking statements. Forward-looking statements can be identified by the use of words such as, “expects”, “is expected”, “anticipates”, “intends”, “believes”, or variations of such words and phrases or state that certain actions, events or results “may” or “will” be taken, occur or be achieved. Forward-looking statements include those relating to the timing of the network infrastructure license and terms on financing. Forward-looking statements are not a guarantee of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results projected, expressed or implied by these forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements, such as the uncertainties regarding include risks such as the uncertainties regarding the impact of the COVID-19 outbreak, and measures to prevent its spread, risks relating to NuRAN’s business and the economy generally; NuRAN’s ability to refinance its long term debt that is currently in default; NuRAN’s ability to adequately restructure its operations with respect to its new model of NaaS service contracts; our ability to collect fees from our telecommunication providers and reliance on the network of our telecommunications providers, the capacity of the Company to deliver in a technical capacity and to import inventory to Africa at a reasonable cost; NuRAN’s ability to obtain project financing for the proposed site build out under its NaaS agreements with Orange, MTN and other telecommunication providers, the loss of one or more significant suppliers or a reduction in significant volume from such suppliers; NuRAN’s ability to meet or exceed customers’ demand and expectations; significant current competition and the introduction of new competitors or other disruptive entrants in the Company’s industry; effects of the global supply shortage affecting parts needed for NuRAN’s sites and site installations; NuRAN’s ability to retain key employees and protect its intellectual property; compliance with local laws and regulations and ability to obtain all required permits for our operations, access to the credit and capital markets, changes in applicable telecommunications laws or regulations or changes in license and regulatory fees, downturns in customers’ business cycles; and insurance prices and insurance coverage availability, the Company’s ability to effectively maintain or update information and technology systems; our ability to implement and maintain measures to protect against cyberattacks and comply with applicable privacy and data security requirements; the Company’s ability to successfully implement its business strategies or realize expected cost savings and revenue enhancements; business development activities, including acquisitions and integration of acquired businesses; the Company’s expansion into markets outside of Canada and the operational, competitive and regulatory risks facing the Company’s non-Canadian based operations. Accordingly, readers should not place undue reliance on forward looking information. Other factors which could materially affect such forward-looking information are described in the risk factors in the Company’s most recent annual management’s discussion and analysis that is available on the Company’s profile on SEDAR+ at www. sedarplus.ca.